DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR December 22, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    December 21, 2004

3.  Press Release
    -------------

    December 21, 2004

4.  Summary of Material Change
    --------------------------

December 21, 2004 (Vancouver, B.C.) - DynaMotive Energy Systems Corporation announced that it has established project development opportunities in Canada and internationally that would follow the commissioning of the West Lorne project. The Company plans include targeting the development of 800 tonnes per day of processing capacity and to continue to build its order book in 2005, having registered strong interest for its technology and process. The West Lorne project has a capacity of processing 100 tonnes of biomass per day.

Plans for the development of a 200 tonnes per day plant in Ontario, Canada are in place. Further, it was disclosed that technical feasibility, business and financial analysis for further plants in Canada, Europe and Latin America where DynaMotive has established engineering agreements have been completed.

The sites selected for the first round of development are located in low-risk jurisdictions, have secure biomass supplies (wood, corn husks and sugar cane residues) and good infrastructure support. Off-take opportunities for the product output from the plants have been established in principle as a result of the price competitiveness to hydrocarbon fuels that the pyrolysis products are targeted to displace.

BioOil has been demonstrated to be an effective low sulphur, low particulate, green house gas neutral fuel produced from a renewable resource. BioOil is capable of replacing hydrocarbon fuel oil, natural gas and propane in boilers and kilns, as well as being used in Magellan Aerospace's bio fuel capable gas turbine.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------
    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 21st day of December, 2004


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            -------------
                                            Richard Lin
                                            Chairman













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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - Dec 21, 2004

    Pyrolysis Project in West Lorne, Ontario Sets Stage for Future Plant:
              DynaMotive Energy Systems Announces Developments
                       in Canada and Internationally

December 21, 2004 (Vancouver, B.C.) - DynaMotive Energy Systems Corporation announced that it has established project development opportunities in Canada and internationally that would follow the commissioning of the West Lorne project. The Company plans include targeting the development of 800 tonnes per day of processing capacity and to continue to build its order book in 2005, having registered strong interest for its technology and process. The West Lorne project has a capacity of processing 100 tonnes of biomass per day.

Plans for the development of a 200 tonnes per day plant in Ontario, Canada are in place. Further, it was disclosed that technical feasibility, business and financial analysis for further plants in Canada, Europe and Latin America where DynaMotive has established engineering agreements have been completed.

The sites selected for the first round of development are located in low-risk jurisdictions, have secure biomass supplies (wood, corn husks and sugar cane residues) and good infrastructure support. Off-take opportunities for the product output from the plants have been established in principle as a result of the price competitiveness to hydrocarbon fuels that the pyrolysis products are targeted to displace.

BioOil has been demonstrated to be an effective low sulphur, low particulate, green house gas neutral fuel produced from a renewable resource. BioOil is capable of replacing hydrocarbon fuel oil, natural gas and propane in boilers and kilns, as well as being used in Magellan Aerospace's bio fuel capable gas turbine.

PROJECT UPDATE:

The plant at West Lorne is expected to begin operations in the New Year, having received the certificate of completion by its main contractors. Plant commissioning is progressing with the major components and process loops successfully tested and operating at design standards.

A draft version for acceptance by DynaMotive of the Certificate of Authority is now expected to be issued prior to year-end from the Ministry of Environment in Ontario and connection to the grid has been confirmed for January 8th 2005. Upon receipt of the certificate and connection to the grid, final commissioning will take place and production of BioOil will commence. The Company's commissioning timeline for December 2004 was dependant on the above certifications being received.

The West Lorne BioOil Cogeneration Project has secured a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC) for its development and demonstration phases, including plant commissioning. STDC is a foundation created by the Government of Canada that operates a $350 million fund to support the development and demonstration of clean technologies that address issues of climate change and air quality. These solutions deliver environmental, economic and health benefits to Canadians. An arms length, not-for-profit corporation, SDTC works with private, financial, academic and public sectors and with the Government of Canada to build a sustainable development technology infrastructure in Canada.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com


Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission